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[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

{Cerus Corporation Letterhead}

September 21, 2009	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Cerus Corporation in connection with its annual report on Form 10-K (File No. 000-21937)

VIA EDGAR AND FACSIMILE

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

Form 10-Q for the quarter ended June 30, 2009

Filed August 10, 2009

File No. 000-21937

Dear Mr. Buchmiller:

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 4, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 10, 2009 (the “Form 10-Q”). We note that the Comment Letter was received in response to our previous letters that we submitted on June 5, 2009, July 15, 2009, July 31, 2009, August 6, 2009, August 10, 2009 and August 26, 2009 in response to the Staff’s comment letters dated May 21, 2009, June 30, 2009, July 17, 2009, August 7, 2009 and August 13, 2009, respectively (the “Staff’s Prior Letters”), and telephone conversations between you and our counsel on August 4, 2009. The text of the Staff’s comments in the Comment Letter has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2008

1.	We have reviewed your response to comment 2 in your letter dated August 26, 2009 and note that hepatitis A is not a blood-borne pathogen. As such, we have no further comments on the issues raised in that comment at this time.

Response:

The Company notes the Staff’s response.

Confidential Treatment Requested by Cerus Corporation

Form 10-Q for the period ended June 30, 2009

2.	We have reviewed your response to comment 3 in your letter dated August 26, 2009. We understand, however, from your disclosure on page 6 of your 10-K that France is one of the three largest markets in Europe for your product and that “{i}n France, broad product adoption is dependent on a central decision by the Etablissement Francais du Sang, or EFS, and then a national supply contract being negotiated (emphasis added).” Given that sales of your product in France, which were 19% of your revenues for the six months ended June 30, 2009, appear to be dependent on your agreement with EFS, and such sales are significant, it remains unclear to us why the agreement with EFS should not be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, we note that after the company’s announcement on August 19, 2009 that the Swiss regulatory body, Swissmedic, had approved the use of platelet components treated with your INTERCEPT Blood System, and that the regulatory review process by Swissmedic is similar to the regulatory processes in France (Afssaps) and Germany (Paul Ehrlich Institute), the market price of your common stock jumped by almost 30% on higher than average volume. Given these circumstances, it would appear that your investors find country-specific approval material to their investment decisions. As such, we reissue our comment requesting that you file the agreement with EFS as an exhibit to your filing.

Response:

In response to the Staff’s comments, the Company continues to believe that its agreement with Etablissement Francais du Sang, or EFS, is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence, including “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials….”

The Company acknowledges the disclosure in the Form 10-K to which the Staff makes reference, but respectfully submits that the EFS has not yet made a decision in favor of broad adoption of INTERCEPT products in France, and accordingly, a supply contract contemplating national adoption has not yet been entered into with EFS. The first contract with EFS, which was entered into in 2007, contemplated the sale of INTERCEPT products for use in only one of fourteen blood centers in metropolitan France, plus three blood centers in overseas departments. That contract expired in June 2009. During the approximately three year term of that contract, the Company sold approximately [ * ] of products under the contract, part of which gives rise to the calculation of 19% of the Company’s product revenues for the six months ended June 30, 2009. The Company recently entered into a new agreement with the EFS that contemplates the sale of INTERCEPT Products in three blood centers in metropolitan France, in addition to the three overseas centers. The new agreement obligates the EFS to place minimum orders for the Company’s INTERCEPT products of approximately [ * ]. As the Company stated in its response letter dated August 26, 2009, the size and scope of such minimum purchases are not of the magnitude that would constitute the sale of the “major part” of the Company’s products. The

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Confidential Treatment Requested by Cerus Corporation

Company reasserts its argument that the amount of product revenue that the Company has received and expects to receive pursuant to such minimum purchase requirements under its agreements with the EFS are not in an amount that would make the Company substantially dependent on such contracts.

With respect to the Company’s August 19, 2009 announcement regarding Swissmedic’s approval of the use of platelet components treated with the INTERCEPT Blood System, the Company acknowledges that investors may find country-specific approval of blood components treated with the Company’s products material to their investment decisions because each additional approval provides the Company with another market in which to sell its products. However, such country-specific approvals are independent of the later negotiated contracts that the Company may execute to supply blood centers within such countries with the Company’s products. For the EFS regions, the Company respectfully submits that the material information relevant to an investor’s decision to buy or sell the Company’s stock (ie: the existence of French approval of platelets and plasma treated with the Company’s product) has been publicly disclosed. The agreements that the Company has entered into with the EFS since receiving the in country approval of platelets and plasma treated with the Company’s product are not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K because such agreements were entered into in the ordinary course of business of the Company and are limited in scope of size as stated above. For the foregoing reasons, the Company continues to conclude that its agreement with EFS is not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

Other

3.	We continue to review your response to prior comment 4. In the meantime, please provide us with a copy of the agreement which contains the confidentiality provisions referred to in your response.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the confidentiality provisions of the Company’s agreement with its placement agent, Cowen and Company, referred to in the Company’s response letter dated August 26, 2009 contains the following language:

Cowen agrees that, except as otherwise required by law, regulation or legal process, Cowen shall keep confidential, and shall cause its employees, agents and representatives to keep confidential, for a period of three (3) years from the date of this Agreement, all material non-public information provided to it by the Company, and shall not disclose such information to any third party without the Company’s consent, other than to such of its employees and advisors as Cowen determines have a need to know such information.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Confidential Treatment Requested by Cerus Corporation

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (925) 288-6116 or Kevin Green at (925) 288-6138, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Howard G. Ervin
Howard G. Ervin
Vice President, Legal Affairs
Cerus Corporation

cc:	Kevin D. Green, Vice President, Finance and Chief Accounting Officer, Cerus Corporation Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP

[ * ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.